02052865

PE
7-31-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2002

KLM ROYAL DUTCH AIRLINES
(translation of Registrant's trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No __X__

Table of contents

02/050

<u>Traffic 2% below last year's level</u>

Overall Load Factor in June Continues to Improve

(in millions)	June 2002	June 2001	June Growth (%)	April through June 2002	April through June 2001	April through June Growth (%)
Overall						
Revenue Ton-Kms	849	869	(2)	2,457	2,563	(4)
Available Ton-Kms	1,067	1,120	(5)	3,138	3,368	(7)
Load Factor (%)	79.6	77.6		78.3	76.1	
Passenger						
Revenue Passenger-Kms	5,002	5,365	(7)	14,326	15,624	(8)
Available Seat-Kms	6,232	6,554	(5)	18,041	19,706	(8)
Passenger Load Factor (%)	80.3	81.9		79.4	79.3	
Cargo						
Revenue Cargo Ton-Kms	351	334	5	1,026	999	3
Available Cargo Ton-Kms	477	493	(3)	1,430	1,494	(4)
Cargo Load Factor (%)	73.6	67.8		71.7	66.9	

Note:
- Based on preliminary numbers.
- As of April 1, 2002 KLMuk traffic and capacity figures (excluding Buzz) are included in this publication.
Prior-year figures have been restated for comparative purposes.

Overall Traffic

In June, overall traffic was down 2% on last year, whereas in May overall traffic was still 4% lower than last year. As capacity was 5% lower, the overall load factor increased by 2 percentage points to 79.6%.

Passenger Traffic

Passenger traffic in June was 7% lower, while capacity was 5% lower than in the same period last year.
Consequently, passenger load factor declined 1.6 percentage points.
This decline is fully attributable to the disappointing performance on South Atlantic routes, mainly due to the unstable economic and political situation in the area.
All other route areas developed positively and reported load factors at or above last year's levels.
On the North Atlantic routes, capacity was gradually increased to a level 23% lower than last year, compared to a level of 34% lower in April and 28% lower in May. As traffic in this route area was down by 22%, passenger load factor improved to 88.5%.
Business class load factor improved once again during June.

Cargo Traffic

In June, cargo traffic was up 5% on last year. As capacity dropped 3%, cargo load factor rose significantly by 5.8 percentage points to 73.6%.
As in the previous month, particularly traffic on Asia Pacific routes as well as on African routes showed a considerable year-on-year improvement.
Cargo traffic was lower on North Atlantic routes, mainly due to a decrease in capacity, with an improvement in cargo load factor of 2.2 percentage points to 74.4%.

Amstelveen, July 3, 2002

02/052

KLM AND AIRBUS SIGN LETTER OF INTENT FOR THE PURCHASE OF AIRBUS A330-200 AIRCRAFT

AMSTELVEEN, July 22, 2002 – KLM Royal Dutch Airlines and Airbus today announced they have signed a letter of intent for the purchase of six Airbus A330-200 aircraft, for delivery from early 2005. The airline has additionally acquired purchasing rights for a further eighteen aircraft of the same type. The two companies released the joint announcement today at the UK's bi-annual Farnborough Air Show. KLM has assured a high degree of flexibility by combining a firm order with purchasing rights, enabling the carrier to respond adequately to market developments in the coming years.

With this order, KLM has taken a further step towards detailing its intercontinental fleet renewal program. Earlier this year, the airline announced it would be replacing its currently operated Boeing 747-300 fleet, and two MD-11 aircraft, with ten Boeing 777-200 Extended Range full-passenger airliners and three Boeing 747-400 Extended Range Freighters (ERF).
In the second phase of KLM's fleet program, planned for 2005 through 2010, the airline will replace its remaining eight MD-11s and twelve Boeing 767-200ERs with a combination of A330-200s and additional Boeing 777-200ER equipment. Today's announcement was the first step towards implementing this second phase.

"In daily operations, the Airbus A330-200 has proven to be an aircraft providing excellent operational and commercial performance, with high levels of efficiency and flexibility, generating a high degree of passenger appreciation," said KLM Chief Operating Officer Peter Hartman. "This aircraft type will also contribute to achieving our goal of minimizing the impact of our operations on the environment in the vicinity of airports. I should also point out that the fact that our alliance partner Northwest Airlines has also ordered the A330 opens new perspectives for our alliance in the areas of operations, handling, maintenance, and product specification."

"Airbus Industrie is very happy to welcome KLM back as customer," said Airbus president Noël Forgeard. "KLM sets high quality standards for aircraft manufacturers' products and services. We regard the enthusiasm for the A330 displayed by KLM and its partner Northwest Airlines as major indicators of the quality of this aircraft's design and technology, and for its added operational and commercial value."

KLM will operate the A330-200 on routes in the 250-seat market.

For photograpy: www.presslink.nl/klm

AMS/DR/BK

KLM uk AND buzz ANNOUNCE NETWORK CHANGES

LONDON, July 9, 2002 - Today KLM uk and buzz announce network changes which will see KLM uk's feeder operation to Amsterdam, serving the global KLM Royal Dutch Airlines network, increase capacity from its central London and UK regional airports whilst its low cost sister buzz, takes over the operation of the London Stansted to Amsterdam route. The changes will come into effect from the start of the airlines' winter schedules on 27 October 2002.

The network restructure comes as KLM uk seeks to optimize its regional network into Amsterdam and concentrate on the high yielding point to point business traffic from the central London area whilst buzz expands its European network from Stansted.

KLM uk currently flies six times daily from London Stansted Airport to Amsterdam Airport Schiphol. From 27 October 2002 this aircraft capacity will be deployed to increase frequencies to Amsterdam from London City Airport, Newcastle and Manchester and to double capacity from Teesside. Flights from London City will increase from 4 to 6 times daily; Newcastle from 6 to 7 daily; and Manchester from 7 to 8 daily. Capacity from Teesside will increase 100% as KLM puts a 103 seater Fokker 100 on the route, replacing the current 50 seater Fokker 50 aircraft.

Says Tony Le Masurier, General Manager UK, KLM, 'The network changes are designed to ensure we play to our strengths. KLM offers the biggest regional network out of the UK to a worldwide hub and it is here that we will continue to invest our efforts. London Stansted is clearly now a low cost airline base so it makes sense for buzz to expand its network from that base. As a global network operator we prefer to concentrate our focus on the two main business airports serving London which are Heathrow and London City.'

buzz will operate a 5 times daily* service from London Stansted to Amsterdam. The service will be operated as an independent low cost point-to-point service and will not feed into the KLM Royal Dutch Airlines global offering. Prices begin from £21 one way including all taxes and insurances. Seats are bookable at www.buzz.co.uk or on 0870 240 7070.

Says Tony Camacho, Commercial Director, buzz, 'We are delighted to be able to add such a high profile destination to our network offering British and Dutch flyers a superb low cost travel option to and from London's fastest growing airport.'

All KLM passengers booked on KLM to fly out of London Stansted Airport after 27 October 2002 will be notified and will be given the option of being rerouted or refunded. Passengers concerned about their bookings should call KLM on 08705 074074.

For further information: please contact Rocky Husain, Leigh Calder, Louise Watson or Katie Hatfield at Consolidated Communications on + 020 7277 2087.

***Notes to editors:**

buzz schedule from Stansted to Amsterdam:

Dept	06.40	Arr	08.50
Dept	10.05	Arr	12.10
Dept	12.45	Arr	14.50
Dept	16.10	Arr	18.15
Dept	19.35	Arr	21.35

buzz schedule from Amsterdam to Stansted

Dept	09.25	Arr	09.25
Dept	12.50	Arr	12.50
Dept	15.30	Arr	15.30
Dept	18.50	Arr	18.55
Dept	22.10	Arr	22.10

KLMuk/buzz

KLM'S OPERATING PROFIT FOR THE QUARTER ENDING JUNE 30, 2002, IMPROVED TO EUR 41 MILLION

AMSTELVEEN, THE NETHERLANDS, JULY 25, 2002 - KLM today reports an operating profit of EUR 41 million for the **First Quarter of Fiscal Year 2002/03,** ending June 30, 2002, compared to an operating profit of EUR 23 million last year. Net income for the First Quarter amounts to EUR 11 million or EUR 0.23 per common share. This compares to a net income of EUR 19 million or EUR 0.39 per common share for the same period last year. Last year's net income benefited from one-off gains of EUR 26 million after tax relating to the sale of part of KLM's shares in Equant and the sale of three aircraft.

Against a background of continuously challenging market conditions and an adverse economic climate, KLM has succeeded in almost doubling its operating income. In the First Quarter KLM remained prudent in adding back capacity, and only gradually increased its capacity for the summer season, whereas last year total additional summer season capacity was already implemented at the start of the summer schedule.
Though traffic demand remained soft, KLM succeeded in keeping capacity levels aligned with traffic levels and managed to improve load factors in all route areas, except for Central and South Atlantic. As yields also improved, it reflects an overall improvement of the quality of KLM's revenues.
At the same time, KLM further strengthened its position as the highest ranked amongst the major hub-and-spoke carriers in Europe with respect to arrival punctuality, which reached a level of ninety percent in the First Quarter.

Says Leo van Wijk, President and CEO of KLM: '*Our decision to only gradually add back capacity has proven valuable. In combination with effective revenue management, we succeeded in improving our load factors and yields. This is a robust performance in an industry, where traffic demand remains considerably below last year's levels. Our First Quarter results demonstrate our ability to anticipate and respond to changing market conditions.*'

FINANCIAL PERFORMANCE

REVENUES

KLM Group
Group operating revenues for the First Quarter reached a level of EUR 1,686 million, a decline of 2 percent versus the comparable period of last year, an improvement on the decline of 4 percent in the fourth quarter of fiscal 2001/02.

Passenger Business
Passenger yields in the First Quarter showed a considerable year-on-year improvement of 6 percent, being the result of both a better class and country mix. While traffic (measured in RPKs) was down 8 percent year-on-year, passenger operating revenues were 2% lower than in the same period last year. The decrease in traffic was however in line with an 8 percent decrease in capacity (measured in ASKs). As a result, passenger load factor improved marginally to 79.4%, with an underlying improvement in Business Class. Traffic on European, African and India routes performed especially well and reported higher levels than last year.

On the North Atlantic, the KLM and Northwest Airlines joint venture cut capacity by 18 percent. As traffic was only down by 16 percent, load factor increased by 1.6 percentage points to 86.0 percent. This was not at the expense of yield, which showed a year-on-year improvement.

Cargo Business
KLM Cargo's First Quarter operating revenues reached last year's level. Manageable cargo yield was virtually at the same level of last year. Cargo traffic (measured in RTFKs) developed favorably and increased 3 percent. As cargo capacity (measured in ATFKs) declined by 4 percent, load factor increased by 4.8 percentage points to 71.7 percent. Cargo traffic on the North Atlantic remained below last year's level, mainly due to lower capacity. However, cargo load factor in this route area improved by 2.2 percentage points to 74.4 percent. Traffic in the Asia Pacific and African route areas showed significant year-on-year increases.
Cargo maintained its high on-time performance level, which stood at 97% in the First Quarter.

Engineering & Maintenance Business
First Quarter revenues of Engineering & Maintenance were slightly lower than last year, illustrating an ability to manage unfavorable market conditions in an effective way.

Leisure and Low Cost Businesses
Although tour operators remain cautious in the charter segment, Transavia's First Quarter operating revenues (including BASIQ AIR) were at the same level as last year. Especially traffic in the classic scheduled services segment reported a pronounced year-on-year improvement. As part of its summer schedule, KLM's low cost operation *buzz* expanded its network by 40 percent to 21 destinations and its seat capacity by 20 percent. Despite start-up effects on the new destinations, *buzz* reported significant year-on-year growth in passenger numbers.

OPERATING EXPENSES

Group operating expenses declined by EUR 44 million, or 3 percent. Salaries and benefits rose by 11 percent year-on-year, while cost of hired personnel showed a year-on-year decrease of 25 percent, reflecting the reduction in agency staff numbers. The increase in salaries and benefits is mainly the effect of general wage increases, lower surplus refunds of KLM's pension funds, and non-recurring items, including costs for pre-pension arrangements. The increase in Other operating expenses mainly relates to higher insurance costs.
Excluding fuel (which counts for 13 percent of operating expenses), Group operating expenses were virtually the same as in the First Quarter of last fiscal year. Total fuel expenses declined EUR 48 million, or 18 percent, being the result of lower capacity levels and lower jet fuel prices.

CASH FLOW AND FINANCIAL POSITION

Cash Flow and Cash Position
In the First Quarter the cash flow from operating activities was EUR 201 million, in part because of a further decrease in working capital. The cash flow from investing activities amounted to EUR 280 million. This mainly relates to a final payment with respect to the purchase of one Boeing 747-400, as well as the advance payments on the purchase of the three Boeing 747-400 Extended Range Freighters. Free cash flow amounted to a negative EUR 79 million, compared to a positive EUR 8 million last year.
KLM's overall liquidity position remains strong, amounting to EUR 1,330 million as at June 30, 2002. Of this amount EUR 995 million are Cash and marketable securities and EUR 335 million to Triple A bonds and long term deposits.

Financial Position
During the First Quarter, KLM's net-debt position increased by EUR 129 million to EUR 2,737 million at June 30, 2002. Group equity declined EUR 56 million to EUR 1,936 million, mainly the effect of exchange rate differences arising on the translation of KLM's share in equity and results of foreign holdings and the application of SFAS 133/138. This caused an increase in KLM's financial gearing from 131 percent at March 31, 2002 to 141 percent at June 30, 2002, which was in line with our expectations. The interest coverage ratio improved to 1.7.

OUTLOOK

In view of the First Quarter results, KLM confirms its expectation to report a positive operating income for Fiscal Year 2002/03. The continued uncertainty about the timing of economic recovery and fuel price levels makes it difficult to predict whether a positive net income will be achievable.

This report is unaudited.

Amstelveen, July 25, 2002 The Board of Managing Directors

SAFE HARBOR CLAUSE
The Company and its representatives may make forward-looking statements within the meaning of the US Private Securities Litigation Act of 1995, either orally or in writing, about the Company and its business. These forward-looking statements are based on current expectations, estimates, forecasts, projections about the industries in which we operate, management's beliefs, and assumptions made by management about future events. Any such statement is qualified by reference to the following cautionary statements. All forward-looking statements involve risks, uncertainties and assumptions that are difficult to predict, and actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others, (1) the airline pricing environment; (2) competitive actions taken by other airlines; (3) general economic conditions; (4) changes in exchange rates and jet fuel prices; (5) governmental and regulatory actions and political conditions; (6) developments affecting labor relations or the Company's airline partners; (7) the outcome of any material litigation; (8) the future level of air travel demand; (9) the Company's future load factors and yields; and (10) the many effects on the Company and the airline industry from the terrorist attacks on the United States on September 11, 2001, including the adverse impact on general economic conditions, increased costs for security, the cost and availability of aviation insurance coverage and war risk coverage, the price and availability of jet fuel, the possibility of additional terrorist activity or the fear of such activity.
Developments in any of these areas, as well as other risk and uncertainties detailed from time to time in the Company's Securities and Exchange filings, could cause the Company's results to differ from the results that have been or may be projected by or on behalf of the Company. The Company cautions that the foregoing list of important factors is not exhaustive. The Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

NOTE TO THE EDITORS: Financial and Statistical Data can be found at <<http://investorrelations.klm.com >>.
For more information, contact Investor Relations at 31 20 **649 3099**, or Media Relations at 31 20 **649 4545**

For photography: www.presslink.nl/klm

KEY FINANCIAL DATA

(in millions of euros)	Three months ended June 30 2002	2001
Operating revenues	**1,686**	1,712
Operating expenses	**1,645**	1,689
EBITDAR	**227**	241
As a % of operating revenues	**13.4**	14.1
Operating income	**41**	23
As a % of operating revenues	**2.4**	1.3
Pretax income	**17**	24
Net income	**11**	19
Per common share (EPS)*	**0.23**	0.39
Cash flow from operating activities	**201**	147
Cash flow from investing activities	**(280)**	(139)
Free cash flow	**(79)**	8
Number of Staff KLM Group**		
- permanent	**31,500**	31,495
- temporary	**1,460**	1,801
- agency staff	**1,406**	1,926
	34,366	35,222

(in millions of euros)	June 30, 2002	March 31, 2002
Stockholders' equity	**1,936**	1,992
Per common share*	**41.38**	42.61
Average number of common shares outstanding (fully diluted)	**46,809,699**	46,809,699
Financial position		
Stockholders' equity as a percentage of long-term funds	**29**	30
Net debt-to-equity ratio (%)	**141**	131
Interest coverage ratio	**1.7**	(0.7)
Cash Position		
Cash and marketable securities	**995**	1,029
Triple A bonds and long term deposits	**335**	354
	1,330	1,383

* After taking other rights to a share in net result and equity into account

** Average full-time equivalents

CONSOLIDATED STATEMENT OF EARNINGS	Three months ended June 30	
(in millions of euros)	2002	2001
Operating revenues	**1,686**	1,712
Operating expenses	**1,645**	1,689
Operating income	**41**	23
Financial income and expense	**(27)**	(24)
Results on sale of assets	**(1)**	11
Results of holdings	**2**	(5)
Results on sale of holdings	**2**	19
Pretax income	**17**	24
Taxes	**(6)**	(5)
Net income	**11**	19
Attributable to preferred stock dividends	**-**	-
Attributable to common stockholders	**11**	19

CONSOLIDATED STATEMENT OF CASH FLOWS	Three months ended June 30	
(in millions of euros)	2002	2001
Net income	**11**	19
Depreciation	**117**	117
Changes in provisions	**5**	13
Changes in operating working capital	**83**	35
Results of holdings	**(4)**	(14)
Other changes	**(11)**	(23)
Cash flow from operating activities	**201**	147
Net capital expenditures on intangible fixed assets	**(11)**	(4)
Net capital expenditures on tangible fixed assets	**(261)**	(161)
Net capital changes in holdings	**(8)**	26
Cash flow from investing activities	**(280)**	(139)
Free cash flow	**(79)**	8
Cash flow from financing activities	**45**	(4)
Changes in cash and marketable securities	**(34)**	4

Net capital expenditures on tangible fixed assets include the purchase of one Boeing 747-400 (final payment) and down payments on three Boeing 747-400ER freighters.

CONSOLIDATED BALANCE SHEET (in millions of euros)	June 30, 2002		March 31, 2002	
Fixed assets				
Intangible fixed assets	63		56	
Tangible fixed assets	5,248		5,104	
Financial fixed assets	1,289		1,364	
		6,600		6,524
Current assets				
Operating supplies	240		257	
Accounts receivable	1,262		1,233	
Cash and marketable securities	995		1,029	
	2,497		2,519	
Current liabilities	2,220		2,092	
Current assets less current liabilities		277		427
Assets less current liabilities		6,877		6,951
Long-term debt				
Subordinated perpetual debt	607		591	
Other long-term debt	3,817		3,826	
		4,424		4,417
Provisions		267		277
Deferred credits		250		265
Group equity		1,936		1,992
		6,877		6,951

CHANGES IN STOCKHOLDERS' EQUITY (in millions of euros)	2002	2001
Balance at March 31	1,992	2,061
Changes in accounting policies	-	71
Distribution 2001/02 to shareholders	(11)	-
Allocation from net income	11	19
Exchange rate differences/other	(56)	2
Balance at June 30	1,936	2,153

Movements with respect to exchange rate differences/other relate to exchange rate differences arising on the translation of KLM's share in equity and results of foreign holdings and the valuation of derivatives under SFAS 133/138.

NOTES TO THE CONSOLIDATED STATEMENT OF EARNINGS

Operating revenues (in millions of euros)	**Three months ended June 30** 2002	2001	% Change
Traffic revenues:			
Passenger*	**1,096**	1,117	(2)
Cargo	**251**	250	0
Leisure/low cost**	**163**	166	(2)
Total traffic revenues	**1,510**	1,533	(2)
Engineering & Maintenance revenues	**227**	230	(1)
Other revenues	**119**	100	19
Eliminations internal revenues	**(170)**	(151)	n.m.
Total operating revenues	**1,686**	1,712	(2)

Operating expenses (in millions of euros)	**Three months ended June 30** 2002	2001	% Change
Salaries and benefits	**467**	419	11
Hired personnel	**24**	32	(25)
Materials and consumables	**116**	134	(13)
Commercial costs	**130**	133	(2)
Landing and air navigation charges	**137**	138	(1)
Handling and work by third parties	**183**	187	(2)
Depreciation	**117**	117	0
Operational aircraft leases	**40**	60	(33)
Ad hoc and temporary aircraft/truck rentals	**29**	41	(29)
Other operating expenses	**181**	159	14
Operating expenses excluding aircraft fuel	**1,424**	1,420	0
Aircraft fuel	**221**	269	(18)
Total operating expenses	**1,645**	1,689	(3)

- Salaries and benefits showed a year-on-year increase of 11%, which is the effect of general wage increases, lower surplus refunds from KLM's pension funds and non-recurring items (pre-pension charges and an extra payment to personnel).
- Costs of hired personnel decreased in line with capacity developments.
- Costs of materials and consumables were lowered through competitive tender for materials.
- Operational aircraft lease expenses and ad hoc temporary aircraft/truck rentals decreased significantly as a result of the insourcing of capacity from regional partners and Martinair.
- Other operating expenses increased by 14% mainly as a result of higher insurance costs.
- Fuel costs decreased by 18% compared to prior-year, reflecting the mixed impact of lower capacity levels and lower prices for jet fuel.

* KLM, KLM Cityhopper and KLM uk (excluding *buzz*)
** Transavia (including BASIQ AIR) and *buzz*

AIRLINE OPERATING DATA

KLM *	Three months ended June 30 2002	2001	% Change
Traffic (in millions of RTKs)	**2,457**	2,563	(4)
Capacity (in millions of ATKs)	**3,138**	3,368	(7)
Load factor (%)	**78.3**	76.1	
Break-even load factor (%)	**77.5**	75.8	
Yield per RTK (in cents)	**54.8**	53.8	2
Excluding currency effects			3
Unit revenues per ATK (in cents)	**42.9**	40.9	5
Excluding currency effects			6
Unit costs per ATK (in cents)	**42.5**	40.8	4
Excluding fuel price effects			6
Excluding currency effects			5
Excluding fuel price and currency effects			6
Margin per ATK (in cents)	**0.4**	0.1	
Passenger Business			
Traffic (in millions of RPKs)	**14,326**	15,624	(8)
Capacity (in millions of ASKs)	**18,041**	19,706	(8)
Passenger load factor (%)	**79.4**	79.3	
Yield per RPK (in cents)	**7.6**	7.2	6
Excluding currency effects			7
Unit revenues per ASK (in cents)	**6.1**	5.7	6
Excluding currency effects			7
Cargo Business			
Traffic (in millions of RTFKs)	**1,026**	999	3
Capacity (in millions of ATFKs)	**1,430**	1,494	(4)
Cargo load factor (%)	**71.7**	66.9	
Yield per RTFKs (in cents)	**24.4**	25.0	(2)
Excluding currency effects			(1)
Unit revenues per ATFK (in cents)	**17.5**	16.7	5
Excluding currency effects			6
KLM Group **			
Traffic (in millions of RPKs)	**16,956**	18,200	
Capacity (in millions of ASKs)	**21,584**	23,256	
Passenger load factor	**78.6**	78.3	

* Operating data of KLM, KLM Cityhopper and KLM uk (excluding *buzz*); prior-year figures have been restated for comparative purposes; unit revenues and unit costs before joint venture settlements.

** KLM Group: KLM, KLM Cityhopper, KLM uk (including *buzz*) and Transavia (including BASIQ AIR).

AIRLINE OPERATING DATA

Traffic and capacity figures by route area*

Three months ended June 30 (in millions of ton-kilometers)	**Traffic (RTK)** 2002	% growth	**Capacity (ATK)** 2002	% growth	**Load factor (%)** 2002	2001
Asia Pacific	**834**	2	**983**	(6)	**84.8**	77.9
North Atlantic	**605**	(20)	**741**	(20)	**81.6**	81.6
Central and South Atlantic	**297**	(4)	**431**	(2)	**68.9**	70.7
Europe	**271**	7	**390**	4	**69.5**	67.6
Africa	**256**	18	**329**	15	**77.8**	75.5
Middle East / South Asia	**194**	(7)	**264**	(11)	**73.5**	70.5
Total KLM	**2,457**	(4)	**3,138**	(7)	**78.3**	76.1

SUMMARY STATISTICS

(three months ended June 30, 2002 compared to last year)


Traffic
(4)%
Capacity
(7)%
Load factor
78.3% + 2.2 points
Unit costs (per ATK)
+ 4%
Yield (per RTK)
+ 2%
Break-even load factor
77.5% + 1.7 points
Margin**
2.4% + 1.1points

* KLM, KLM Cityhopper and KLM uk (excluding *buzz*), prior-year figures have been restated for comparative purposes

** Operating income as a percentage of operating revenues (group)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: Augustus 15, 2002

By ______________________
Name: A.R. de Jong
Title: Executive Vice President
Corporate Control

By ______________________
Name: R.P. Hoytema van Konijnenburg
Title: Senior Vice President Finance

APPROVED: AMS/DJ